NEWS

FOR IMMEDIATE RELEASE

RUSSEL METALS' EXECUTIVES EXERCISE SHARE OPTIONS

TORONTO, CANADA -- March 28, 2006 -- Russel Metals Inc. (RUS - TSX) announced that the Chief Executive Officer and other senior executives have exercised common share options.  This is the fourth consecutive year the executives have exercised common share options granted in prior years.

Edward M. Siegel, Jr., Chief Executive Officer, exercised 240,000 common share options and sold an equivalent number of common shares as part of his portfolio balancing.  Mr. Siegel continues to own 800,000 common shares of Russel Metals worth approximately $20.6 million, an increase in the value of common shares held of over 40% since the previous March 2005 exercise of options.  Mr. Siegel has 647,018 common share options remaining after the exercise.

Brian R. Hedges, Chief Financial Officer, exercised 105,000 common share options and sold an equivalent number of common shares.  Mr. Hedges continues to hold 104,100 common shares worth $2.7 million, an increase in the value of common shares held of over 40% since the previous March 2005 exercise of options.  Mr. Hedges has 301,316 common share options remaining after the exercise.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site:  www.russelmetals.com
E-mail:  info@russelmetals.com